UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

Edgewater III Management, L.P.
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   (Last)                           (First)             (Middle)

900 N. Michigan Avenue, 14th Avenue
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                                    (Street)

Chicago                               IL                 60611
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

EpicEdge, Inc. ("EDG")
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

11/11/02
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
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7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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
Common Stock, $0.01
par value                                                                                        2,450,000      (1)       (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
9.5%                                                                            Series A
Convertible                                                                     Convertible
Promissory                                                                      Preferred
Note         $0.75   11/11/02          C               $4,585,208 Immed.        Stock     6,113,611       0          (1)     (1)
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8.0%                                                                            Series B
Convertible                                                                     Convertible
Promissory                                                                      Preferred
Note         $0.75   11/11/02          C               $1,217,011 Immed.        Stock     1,622,681       $2,000,000 (1)     (1)
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Series A
Convertible
Preferred                                                                       Common
Stock                11/11/02          C         6,113,611        Immed.        Stock     6,113,611 $0.75  6,113,611 (1)     (1)
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Series B
Convertible
Preferred                                                                       Common
Stock                11/11/02          C         1,622,681        Immed.        Stock     4,868,044 $0.75  1,622,681 (1)     (1)
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
Explanation of Responses:

(1) These shares are owned directly by Edgewater Private Equity Fund III, L.P. ("Edgewater Fund III"), a ten percent owner of the Issuer, indirectly by Edgewater III Management, L.P. ("Edgewater Management"), as the general partner of Edgewater Fund III, and indirectly by Gordon Management, Inc. ("Gordon Management"), the general partner of Edgewater Management. James A. Gordon is the president and sole director of Gordon Management.

         /s/  James A. Gordon                                   11/13/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By:  James A. Gordon, individually and in his capacity
     as President of Gordon Management, Inc., general
     partner to Edgewater III Management, L.P., which
     is the general partner of Edgewater Private Equity
     Fund III, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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